Exhibit 99.1

Aurora Mobile Limited Announces Second Quarter 2026

Unaudited Financial Results

SHENZHEN, CHINA, August 20, 2026 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

•	Revenues were RMB101.2 million (US$14.9 million), an increase of 13% year-over-year.

•	Cost of revenues was RMB32.0 million (US$4.7 million), an increase of 6% year-over-year.

•	Gross profit was RMB69.2 million (US$10.2 million), an increase of 16% year-over-year.

•	Total operating expenses were RMB67.6 million (US$10.0 million), an increase of 11% year-over-year.

•	Net income was RMB2.1 million (US$0.3 million), compared with RMB0.5 million in the same quarter last year.

•	Net income attributable to Aurora Mobile Limited’s shareholders was RMB1.9 million (US$0.3 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB21 thousand in the same quarter last year.

•	Adjusted net income (non-GAAP) was RMB2.4 million (US$0.4 million), compared with RMB0.8 million in the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was RMB3.8 million (US$0.6 million), compared with RMB1.2 million in the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We delivered great second quarter results. Our achievements for the quarter are as follows:

•	For the third time in our history, we recorded SAAS business revenue in excess of RMB100 million in a single quarter.

•	Developer Service Revenue recorded its highest quarterly revenue in history, at approximately RMB79.9 million.

•	Our global flagship product, EngageLab, had its best quarter yet. EngageLab’s Annual Recurring Revenue (“ARR”) as of June 2026 reached a record high of US$14.6 million, representing 170% year-over-year growth.

•	Gross profit grew by 16% year-over-year. Gross margin improved by 197 basis points year-over-year.

•	This quarter, we delivered our fifth consecutive quarter of US GAAP net profit.

•	Net Dollar Retention Rate (“NDR”) for Core Developer Subscription Services stood strongly at 106%, a historic high.

•	Last but not least, operationally, we generated net cash inflow of RMB23.3 million this quarter.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “The momentum we built in the second quarter of 2026 was truly phenomenal. The quarterly operational and financial results we are releasing today reflect considerable strength across our business. We will continue to execute against our established strategic priorities. As we deliver on our execution roadmap, we are confident these operational wins will translate into sustained improvements in our financial statements.”

Second Quarter 2026 Financial Results

Revenues were RMB101.2 million (US$14.9 million), an increase of 13% from RMB89.9 million in the same quarter of last year, attributable to a 24% increase in revenue from Developer Services and partially offset by a 16% decrease in revenue from Vertical Applications.

Cost of revenues was RMB32.0 million (US$4.7 million), an increase of 6% from RMB30.2 million in the same quarter of last year. The increase was mainly due to a RMB5.9 million increase in direct costs related to overseas business including One-Time Password (“OTP”), WhatsApp push and GPTBots.ai. The impact is partially offset by a RMB1.4 million decrease in media cost and a RMB2.5 million decrease in message channel costs.

Gross profit was RMB69.2 million (US$10.2 million), an increase of 16% from RMB59.6 million in the same quarter of last year.

Total operating expenses were RMB67.6 million (US$10.0 million), an increase of 11% from RMB60.8 million in the same quarter of last year.

•	Research and development expenses were RMB29.3 million (US$4.3 million), an increase of 13% from RMB26.0 million in the same quarter of last year, mainly due to a RMB1.4 million increase in personnel costs and a RMB1.3 million increase in technical service expense.

•	Sales and marketing expenses were RMB28.3 million (US$4.2 million), an increase of 25% from RMB22.7 million in the same quarter of last year, mainly due to a RMB5.7 million increase in personnel costs.

•	General and administrative expenses were RMB10.0 million (US$1.5 million), a decrease of 18% from RMB12.2 million in the same quarter of last year, mainly due to a RMB1.5 million decrease in bad debt provision and a RMB0.7 million decrease in loss on disposal of property and equipment.

Income from operations was RMB1.6 million (US$0.2 million), compared with a loss from operations of RMB0.9 million in the same quarter of last year.

Net income was RMB2.1 million (US$0.3 million), compared with RMB0.5 million in the same quarter of last year.

Adjusted net income (non-GAAP) was RMB2.4 million (US$0.4 million), compared with RMB0.8 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was RMB3.8 million (US$0.6 million), compared with RMB1.2 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investment were RMB166.8 million (US$24.6 million) as of June 30, 2026, compared with RMB173.4 million as of December 31, 2025.

Update on Share Repurchase

As of June 30, 2026, the Company had repurchased a total of 485,173 ADSs, of which 43,808 ADSs, or around US$252.2 thousand were repurchased during the second quarter in 2026. ADS refers to American Depositary Shares, each 3 ADS representing 40 Class A common shares.

Conference Call

The Company will host an earnings conference call on Thursday, August 20, 2026 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BIecf8a1d878f04ef4b77c4bbb85510978

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.aurora-mobile.com/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation. The Company defines adjusted EBITDA as net income/(loss) excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses/(benefits) and share-based compensation.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income/(loss) from operations and net income/(loss).

The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Net Dollar Retention Rate

Net Dollar Retention Rate is calculated for a trailing 12-month period by first identifying all Developer Subscription customers (excluding private cloud business) in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period.

Annual Recurring Revenue

We define Annual Recurring Revenue (“ARR”) as the annualized revenue run rate of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly recurring revenue (“MRR”) and multiplying it by 12. MRR is defined as the recurring revenue run-rate of subscription agreements from all customers for the relevant month.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile (NASDAQ: JG) is a leading provider of customer engagement and marketing technology services. The Company is dedicated to empowering global enterprises with stable, efficient, and intelligent customer interaction solutions. Leveraging its first-mover advantage in mobile messaging, Aurora Mobile has evolved into a comprehensive platform that integrates Omnichannel Engagement, AI-Driven Marketing, Advanced AI Customer Support, and Frictionless Identity Security. Through its flagship brand EngageLab and its robust AI infrastructure GPTBots.ai, the Company helps businesses achieve seamless customer reach, automate complex marketing journeys, and optimize service efficiency with AI agents, accelerating digital transformation for clients worldwide.

For more information, please visit https://ir.aurora-mobile.com/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

E-mail: ir@aurora-mobile.com

Christensen Advisory

Ms. Xiaoyan Su

E-mail: Xiaoyan.Su@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026.

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	89,860	93,284	101,226	14,919	178,821	194,510	28,667
Cost of revenues	(30,215)	(27,007)	(32,039)	(4,722)	(60,332)	(59,046)	(8,702)
Gross profit	59,645	66,277	69,187	10,197	118,489	135,464	19,965
Operating expenses
Research and development	(25,958)	(28,713)	(29,274)	(4,314)	(50,565)	(57,987)	(8,546)
Sales and marketing	(22,651)	(25,895)	(28,309)	(4,172)	(45,954)	(54,204)	(7,989)
General and administrative	(12,190)	(11,498)	(10,003)	(1,474)	(24,866)	(21,501)	(3,169)
Total operating expenses	(60,799)	(66,106)	(67,586)	(9,960)	(121,385)	(133,692)	(19,704)
Other operating income	210	305	17	3	407	322	47
(Loss)/Income from operations	(944)	476	1,618	240	(2,489)	2,094	308
Foreign exchange gain/(loss), net	143	(502)	(995)	(147)	181	(1,497)	(221)
Interest income	314	676	488	72	550	1,164	172
Interest expenses	(6)	(6)	(14)	(2)	(45)	(20)	(3)
Other income	34	459	549	81	34	1,008	149
Gains from fair value change	73	44	519	76	111	563	83
(Loss)/Income before income taxes	(386)	1,147	2,165	320	(1,658)	3,312	488
Income tax benefits/(expenses)	882	49	(111)	(16)	546	(62)	(9)
Net income/(loss)	496	1,196	2,054	304	(1,112)	3,250	479
Less: net income attributable to noncontrolling interests	517	177	136	20	1,461	313	46
Net (loss)/income attributable to Aurora Mobile Limited’s shareholders	(21)	1,019	1,918	284	(2,573)	2,937	433
Net (loss)/income per share, for Class A and Class B common shares:
Class A and B Common Shares - basic	(0.00)	0.01	0.02	0.00	(0.03)	0.04	0.01
Class A and B Common Shares - diluted	(0.00)	0.01	0.02	0.00	(0.03)	0.04	0.01
Shares used in net (loss)/income per share computation:
Class A Common Shares - basic	63,394,534	62,620,381	62,237,640	62,237,640	63,325,008	62,427,953	62,427,953
Class B Common Shares - basic	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Class A Common Shares - diluted	63,394,534	66,868,866	66,635,022	66,635,022	63,325,008	66,405,620	66,405,620
Class B Common Shares - diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments	(188)	(1,615)	85	13	(270)	(1,530)	(225)
Total other comprehensive (loss)/income, net of tax	(188)	(1,615)	85	13	(270)	(1,530)	(225)
Total comprehensive income/(loss)	308	(419)	2,139	317	(1,382)	1,720	254
Less: comprehensive income attributable to noncontrolling interests	517	177	165	24	1,461	342	50
Comprehensive (loss)/income attributable to Aurora Mobile Limited’s shareholders	(209)	(596)	1,974	293	(2,843)	1,378	204

AURORA MOBILE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2025	June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	167,955	152,139	22,423
Restricted cash	384	4,563	673
Derivative asset	-	80	12
Short-term investments	5,090	10,062	1,483
Accounts receivable	43,228	39,026	5,752
Prepayments and other current assets	15,306	16,086	2,369
Total current assets	231,963	221,956	32,712
Non-current assets:
Long-term investments	112,609	111,383	16,416
Property and equipment, net	2,798	4,591	677
Operating lease right-of-use assets	14,873	13,170	1,941
Intangible assets, net	9,966	7,822	1,153
Goodwill	37,785	37,785	5,569
Digital assets	-	570	84
Deferred tax assets	6	14	2
Other non-current assets	6,165	6,233	918
Total non-current assets	184,202	181,568	26,760
Total assets	416,165	403,524	59,472
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	-	5,000	737
Accounts payable	39,404	35,445	5,224
Deferred revenue and customer deposits	178,650	181,853	26,802
Operating lease liabilities	3,982	3,734	550
Accrued liabilities and other current liabilities	80,939	78,552	11,577
Total current liabilities	302,975	304,584	44,890
Non-current liabilities:
Operating lease liabilities	11,432	9,800	1,444
Deferred tax liabilities	1,883	1,579	233
Other non-current liabilities	450	450	66
Total non-current liabilities	13,765	11,829	1,743
Total liabilities	316,740	316,413	46,633
Shareholders’ equity:
Common shares	51	51	8
Treasury shares	(6,430)	(9,852)	(1,452)
Additional paid-in capital	1,049,029	1,043,379	153,775
Accumulated deficit	(995,292)	(992,355)	(146,255)
Accumulated other comprehensive income	18,440	16,881	2,488
Total Aurora Mobile Limited’s shareholders’ equity	65,798	58,104	8,564
Noncontrolling interests	33,627	29,007	4,275
Total shareholders’ equity	99,425	87,111	12,839
Total liabilities and shareholders’ equity	416,165	403,524	59,472

AURORA MOBILE LIMITED
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss):
Net income/(loss)	496	1,196	2,054	304	(1,112)	3,250	479
Add:
Share-based compensation	287	429	349	51	694	778	115
Adjusted net income/(loss)	783	1,625	2,403	355	(418)	4,028	594
Reconciliation of Net Income/(Loss) to Adjusted EBITDA:
Net income/(loss)	496	1,196	2,054	304	(1,112)	3,250	479
Add:
Income tax (benefits)/expenses	(882)	(49)	111	16	(546)	62	9
Interest expenses	6	6	14	2	45	20	3
Depreciation of property and equipment	232	219	242	36	498	461	68
Amortization of intangible assets	1,048	1,071	1,054	155	2,067	2,125	313
EBITDA	900	2,443	3,475	513	952	5,918	872
Add:
Share-based compensation	287	429	349	51	694	778	115
Adjusted EBITDA	1,187	2,872	3,824	564	1,646	6,696	987

AURORA MOBILE LIMITED
UNAUDITED SAAS BUSINESSES REVENUE
(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	64,407	71,629	79,886	11,774	126,729	151,515	22,330
Subscription	53,659	64,894	70,697	10,420	107,126	135,591	19,983
Value-Added Services	10,748	6,735	9,189	1,354	19,603	15,924	2,347
Vertical Applications	25,453	21,655	21,340	3,145	52,092	42,995	6,337
Total Revenue	89,860	93,284	101,226	14,919	178,821	194,510	28,667
Gross Profits	59,645	66,277	69,187	10,197	118,489	135,464	19,965
Gross Margin	66.4%	71.0%	68.3%	68.3%	66.3%	69.6%	69.6%